Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06301

Scott C. Durocher
Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

VIA FedEx

May 24, 2012

Alberto H. Zapata
Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, NE
Washington, DC  20549-8629

RE:           Lincoln Life & Annuity Variable Annuity Account H
Lincoln Life & Annuity Company of New York
Registration Statement on Form N-4 for
Individual Variable Annuity Contracts
File No. 333-181617 American Legacy® Series

Dear Mr. Zapata:

On behalf of Lincoln Life & Annuity Company of New York (“Lincoln”) and Lincoln Life & Annuity Variable Annuity Account H (“the Account”), enclosed is a courtesy copy of the initial registration statement under the Securities Act of 1933 (the “1933 Act”), as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-4 (the “Registration Statement”) for certain individual variable annuity contracts marketed under the name American Legacy® Series (“the LNY Legacy Contracts”).  The Registration Statement was filed with the Securities and Exchange Commission via EDGAR on May 23, 2012.

The LNY Legacy Contracts are in many respects similar to certain individual variable annuity contracts (the “ChoicePlus Contracts”) recently filed on Form N-4 by The Lincoln National Life Insurance Company and the Lincoln Life Variable Annuity Account N (File No. 333-181612, dated May 23, 2012). This filing for the ChoicePlus Contracts is currently being reviewed by the staff of the Office of Insurance Products, Division of Investment Management. The LNY Legacy Contracts are part of Lincoln’s American Legacy® product suite, while the ChoicePlus Contracts are in Lincoln ChoicePlusSM product suite. Therefore, the disclosure is similar with appropriate modifications to reflect the different fund line-up and registrant for the American Legacy® contracts. The LNY Legacy Contracts are designed to be sold in New York. New York law imposes specific and in some cases unique requirements on the sale of annuity products, therefore the LNY Legacy Contracts may contain certain references that may differ from the LNL Contracts..  The enclosed copies of the prospectus and statement of additional information included in the Registration Statement for the LNY Legacy Contracts have been marked to show changes from the current prospectus and statement of additional information for the ChoicePlus Contracts.

As stated in the transmittal letter for the Registration Statement, we respectfully request that the Registration Statement be given selective review (Release IC-13768).

The material differences between the LNY Legacy Contracts and the ChoicePlus Contracts are as follows:

The Depositor for the LNY Legacy Contracts is Lincoln Life & Annuity Company of New York, while the Depositor for the ChoicePlus Contracts is The Lincoln National Life Insurance Company. The Registrant for the LNY Legacy Contracts is Lincoln Life & Annuity Variable Annuity Account H, while the Registrant for the ChoicePlus Contracts is Lincoln Life Variable Annuity Account N. As a result, several contractual and regulatory differences are reflected:

•	the Estate Enhancement Benefit death benefit is not offered in the LNY Legacy Contracts;
•	the assumed interest rate cannot be higher than 5% in New York;
•	the fixed account (other than for dollar cost averaging) is not currently available for investment in the LNY Legacy Contracts;
•	the interest adjustment does not apply to the LNY Legacy Contracts;
•	a transfer charge of $25 is discussed in the prospectus for the LNY Legacy Contracts, but it does not appear in the prospectus for the ChoicePlus Contracts;
•	there is no provision for selling group individuals under the LNY Legacy Contracts;
•	the Nursing Home Enhancement offered under Lincoln Lifetime IncomeSM Advantage 2.0 in the ChoicePlus Contracts is not available in the LNY Legacy Contracts;
•	the Lincoln Long-Term CareSM Advantage rider offered under the ChoicePlus Contracts is not available in the LNY ChoicePlus Contracts;
•	the Lincoln SmartIncomeSM Inflation payout option offered under the ChoicePlus Contracts is not available in the LNY Legacy Contracts;
•	the cross reinvestment service offered in the LNY Legacy Contracts is not offered in the ChoicePlus Contracts.

The LNY Legacy Contracts offer investment options from two different fund families, while the ChoicePlus Contracts offer investment options from ten fund families. Revisions have been made to the following sections to reflect this difference:

•	the available funds listing on pages 1-2,
•	the fund expense table,
•	Summary of Common Questions – Who Invests my Money? ,
•	The Investments of the Variable Annuity Account; and
•	Investment Requirements.

From an administrative standpoint, the prospectus for the LNY Contracts refers to the term “Servicing Office”, while the prospectus for the LNL Contracts refers to the “Home Office”. The term “Servicing Office” is a term we use to reflect specific requirements under New York law.

We believe the blacklining accurately reflects the differences outlined above. Any questions or comments regarding this filing may be directed to my attention at 860-466-1222.  Thank you for your assistance.

Sincerely,

Scott C. Durocher
Counsel
Enclosures